

July 12, 2012

Via E-mail
Ms. Kathy I. Sheffield
Chief Financial Officer
AAON, Inc.
2425 South Yukon
Tulsa, OK 74107

> **Re: AAON, Inc.**
> **Form 10-K**
> **Filed March 14, 2012**
> **File No. 0-18953**

Dear Ms. Sheffield:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the year ended December 31, 2011

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 10
Results of Operations, page 12

1. In future filings, please quantify the extent to which increases/decreases in volume, prices, the introduction of new products, and inflation impacts of raw materials contributed to the changes in net sales and gross profit margin. In addition, please quantify the impact of other factors you identify that contributed to fluctuations in line items included in income from continuing operations. Please refer to Items 303(A)(3)(i) and 303(A)(3)(iii) of Regulation S-X and Sections 501.12.b.3. and 501.12.b.4. of the Financial Reporting Codification for guidance.

2. In future filings, please provide an analysis of the material factors impacting your effective tax rate for each period presented. Please note that if multiple factors contributed to the fluctuation in your effective tax rate, quantification of each factor should be provided. Please refer to Items 303(A)(3)(i) and 303(A)(3)(iii) of Regulation S-X and Sections 501.12.b.3. and 501.12.b.4. of the Financial Reporting Codification for guidance.

15. Commitments and Contingencies, page 44

3. In future filings, please provide the disclosures required by ASC 450-20-50-1 – 50-2 for probable loss contingencies in which you have recognized an accrual. Please also provide the disclosures required by ASC 450-20-50-3 – 50-8 for reasonably possible losses in excess of accrual. Please ensure your disclosures describe the loss contingency using the terms referenced in ASC 450-20-25. Please note that disclosure of the accrual of probable losses and the disclosure of reasonably possible losses in excess of accruals may be provided on an aggregated basis. To the extent that you have determined that the reasonably possible loss in excess of accrual is immaterial, please disclose that fact. Please provide us with the disclosures you intend to include in future filings in response to this comment.

17. Quarterly Results (Unaudited), page 45

4. In future filings, please ensure that you provide disclosures for all material fourth quarter events and transactions either in the footnote disclosure or within MD&A. In this regard, we note that fourth quarter of fiscal year 2011 net sales were significantly less than the your second and third quarters and gross profit margin was also significantly below the margins recognized for the other three quarters. Please refer to Item 302(a)(3) of Regulation S-K and ASC 270-10-50-2 for guidance.

Financial Statements

5. In future filings, please include the components of other comprehensive income and total comprehensive income as a single continuous financial statement or as two separate but consecutive statements in accordance with ASC 220-10-45-1 – 45-14.

Controls and Procedures, page 17

6. You disclose that the material weakness identified is "the result of certain key controls not operating effectively to prevent errors related to the valuation of inventory impacted by manual processes." In detail, supplementally describe the nature of the key controls involved and explain how each was not operating effectively. Additionally, tell us: i) how you have determined, if true, that these ineffective controls were limited to the quarter ended March 31, 2012; ii) whether there were accounting errors or misapplication

of GAAP; iii) the amount(s) involved; and iv) the reason(s) for the material weakness, accounting errors and/or misapplication of GAAP. We may have further comment.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jenn Do at (202) 551-3743, Tracey Smith at (202) 551-3736, or me at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Terence O'Brien

Terence O'Brien
Branch Chief